SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GREENFIELD ONLINE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

395150105

(CUSIP Number)

Keith R. Dolliver

Associate General Counsel, Finance and Operations

Microsoft Corporation

One Microsoft Way

Redmond, WA 98052-6399

(425) 882-8080

Copies to:

Lance Bass

Andrew Moore

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

(206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 395150105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Crisp Acquisition Corporation (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 0 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 395150105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Microsoft Corporation (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 100 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 100 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Greenfield Online, Inc., a Delaware corporation (“Greenfield”). Greenfield’s principal executive offices are located at 21 River Road, Wilton, Connecticut 06897. Greenfield’s telephone number at such address is (203) 834-8585.

Item 2.	Identity and Background.

This Statement is filed by Crisp Acquisition Corporation (“Crisp”) and Microsoft Corporation (“Microsoft”) (collectively, the “Reporting Persons”).

Crisp, a Delaware corporation, has its principal executive offices at One Microsoft Way, Redmond, Washington 98052, and the telephone number at such principal executive offices is (425) 882-8080. Crisp was incorporated by Microsoft solely for the purpose of acquiring Greenfield and has not conducted any unrelated activities since its incorporation. All of the issued and outstanding stock of Crisp was owned by Microsoft prior to the Merger (as such term is defined in Item 3). On October 15, 2008, at the effective time of the Merger (the “Effective Time”), Crisp merged with and into Greenfield and Crisp’s separate corporate existence ceased.

On September 11, 2008, Crisp commenced a tender offer to purchase all outstanding Shares at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) that was filed as Exhibit (a)(1)(A) to the Schedule TO filed by Microsoft with the Securities and Exchange Commission (the “SEC”) on September 11, 2008 (as amended, the “Schedule TO”), and the related letter of transmittal (the “Letter of Transmittal”) that was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Microsoft, a Washington corporation, has its principal executive offices at One Microsoft Way, Redmond, Washington 98052, and the telephone number at such principal executive offices is (425) 882-8080. Microsoft generates revenue by developing, manufacturing, licensing and supporting a wide range of software products and services for many different types of computing devices. Microsoft’s software products and services include operating systems for servers, personal computers and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. Microsoft provides consulting and product support services, and trains and certifies computer system integrators and developers. Microsoft also designs and sells hardware including the Xbox 360 video game console, the Zune digital music and entertainment device, and peripherals. Online offerings and information are delivered through Live Search, Windows Live, Office Live, Microsoft’s MSN portals and channels, and the Microsoft Online Services platform, which includes offerings for businesses such as Microsoft Dynamics CRM Online, Exchange Hosted Services, Exchange Online and SharePoint Online. Microsoft enables the delivery of online advertising across its broad range of digital media properties and on Live Search through its proprietary adCenter® platform. Microsoft also researches and develops advanced technologies for future software products and services. Microsoft has five operating segments: Client, Server and Tools, Online Services Business, Microsoft Business Division, and Entertainment and Devices Division.

The executive officers and directors of Crisp as of October 15, 2008 (prior to the Effective Time), and of Microsoft as of October 15, 2008, are set forth on Schedules I and II attached hereto, which contain the following information with respect to each such person:

(a)	Name;

(b)	Business address;

(c)	Present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted; and

(d)	Citizenship.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I and II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 29, 2008, Microsoft and Crisp entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Greenfield. Pursuant to the Merger Agreement, Crisp completed the Offer to purchase all the outstanding Shares, at the Offer Price. Crisp acquired 25,124,846 Shares pursuant to the Offer. Following the completion of the Offer, Crisp merged with and into Greenfield (the “Merger”) on October 15, 2008, with Greenfield surviving the Merger as a direct, wholly-owned subsidiary of Microsoft, and each issued and outstanding share of common stock of Crisp, par value $0.01 per share, was converted into and became one share of common stock of Greenfield, par value $0.01 per share (the “Common Stock”). After the Merger, the Common Stock constitutes the only outstanding shares of capital stock of Greenfield.

The foregoing description of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, and any other descriptions of the Merger Agreement and the transactions contemplated therein contained in this Statement, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, attached as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference.

The total cost of acquiring the Shares pursuant to the Offer was approximately $439.7 million. Microsoft and Crisp estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all the outstanding Shares pursuant to the Offer and the Merger is approximately $486.9 million (which estimate includes payment in respect of outstanding in-the-money options). Microsoft provided Crisp with sufficient funds to purchase all Shares properly tendered in the Offer and to make payment in respect of all outstanding in-the-money options. Microsoft also provided Crisp with sufficient funds to purchase all Shares acquired pursuant to the Merger. Microsoft funded the purchase of the Shares acquired pursuant to the Offer and the Merger, as well as the payment in respect of the outstanding in-the-money options, from Microsoft’s existing cash balances.

Item 4.	Purpose of the Transaction.

On September 11, 2008, Crisp commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008. On October 9, 2008, Microsoft filed an amendment to the Schedule TO to report that Crisp had accepted for purchase an aggregate of 25,946,766 Shares (including 2,684,338 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase) that were validly tendered and not withdrawn pursuant to the Offer. Crisp ultimately acquired 25,124,846 Shares pursuant to the Offer. The purpose of the Offer was for Microsoft, through Crisp, to acquire control of, and the entire equity interest in, Greenfield. The Offer, as the first step in the acquisition of Greenfield, was intended to facilitate the acquisition of all outstanding Shares.

Pursuant to the Merger Agreement, each Greenfield director, other than Joel R. Mesznik and Joseph A. Ripp, submitted letters of resignation from the Greenfield board of directors effective immediately upon the time of acceptance for payment and payment for Shares pursuant to the Offer (the “Acceptance Time”), which occurred on October 9, 2008. Effective immediately upon the Acceptance Time, the Greenfield board of directors appointed Keith R. Dolliver, Benjamin O. Orndorff and John A. Seethoff as Greenfield directors. Such individuals were designated for appointment as directors by Microsoft pursuant to the Merger Agreement, and their appointment provided Microsoft with majority representation on the Greenfield board of directors.

On October 15, 2008, the Merger was effected through a short-form merger of Crisp with and into Greenfield under Delaware law without the vote of, or any other action by, other Greenfield stockholders. The purpose of the Merger was to acquire all outstanding Shares not validly tendered and purchased pursuant to the Offer. Upon the Merger, each share of Crisp held by Microsoft converted into one share of Common Stock. Thereafter, Crisp’s separate corporate existence ceased and Greenfield survived the Merger as a direct, wholly-owned subsidiary of Microsoft. Immediately prior to the Effective Time, Messrs. Mesznik, Seethoff and Ripp resigned from the Greenfield board of directors.

As a result of the Merger, each Share outstanding immediately prior to the Effective Time was cancelled and ceased to exist and (other than Shares held by Greenfield or its subsidiaries or by stockholders who exercise appraisal rights under, and in accordance with, Delaware law) converted in the Merger into the right to receive $17.50 per Share, without interest thereon and less any applicable withholding taxes. Further, upon the consummation of the Merger:

•	the directors of Crisp immediately prior to the Effective Time became the directors of Greenfield;

•	the officers of Greenfield immediately prior to the Effective Time became the officers of Greenfield, as the surviving corporation;

•

the certificate of incorporation and bylaws of Greenfield were amended and restated pursuant to the provisions of the Merger Agreement so as to read in their entirety as the certificate of incorporation and bylaws of Crisp as in effect immediately prior to the Effective Time (except the references to Crisp’s name was replaced by references to Greenfield and certain other minor changes were made); and

•	the certificate of ownership and merger was filed with the Secretary of State of the State of Delaware.

Following the Effective Time:

•

a Form 25 was filed with the SEC to delist the Shares from the NASDAQ Global Market and to seek termination of the Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	a Form 15 was filed with the SEC to seek termination of the Shares from registration under Section 12(g) of the Exchange Act.

In connection with its entry into the Merger Agreement, Microsoft entered into an agreement with ZM Surveys LLC, for the sale of the assets comprising the internet survey solutions business (the “ISS Business”) operated by Greenfield and certain of its subsidiaries.

Microsoft will evaluate the non-ISS Business-related business and operations of Greenfield after the consummation of the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Microsoft intends to review such information as part of a comprehensive review of Greenfield’s business, operations, capitalization and management with a view to optimizing development of Greenfield’s potential in conjunction with Microsoft’s existing businesses.

The information contained in Item 5(a) and (b) of this statement and the information contained in the sections of the Offer to Purchase entitled “The Merger Agreement” and “Dividends and Distributions” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Immediately prior to the Merger, on October 15, 2008, Crisp was the beneficial owner, with shared dispositive and voting power, of 25,124,846 Shares, representing approximately 95.3% of the issued and outstanding Shares.

Immediately prior to the Merger, on October 15, 2008, Microsoft was the beneficial owner, with shared dispositive and voting power, of 25,126,346 Shares (including 1,500 Shares held by a subsidiary of Microsoft), representing approximately 95.3% of the issued and outstanding Shares. Immediately following the Merger, on October 15, 2008, Microsoft is the direct owner, with sole dispositive and voting power, of 100 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock.

Pursuant to the Merger Agreement, at the Effective Time, all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held by Greenfield or its affiliates or by stockholders who exercise appraisal rights under Delaware law) converted in the Merger into the right to receive $17.50 per Share, without interest thereon and less any applicable withholding taxes. As a result, all of the Shares owned by Microsoft and Crisp were cancelled and ceased to exist. Immediately prior to the Merger, Microsoft held 100 shares of the common stock of Crisp, par value $0.01 per share, which shares represented all of the issued and outstanding capital stock of Crisp. Upon the Merger, each share of Crisp held by Microsoft converted into one share of Common Stock. Thereafter, Crisp’s separate corporate existence ceased and Greenfield survived the Merger as a direct, wholly-owned subsidiary of Microsoft.

(c) On October 9, 2008, Crisp accepted for payment and purchased 23,262,428 Shares, or approximately 88.2% of the 26,370,252 issued and outstanding Shares as of October 8, 2008, at the Offer Price in connection with the Offer, which Shares represent the number of Shares validly tendered and not withdrawn as of the expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery). On October 9, 2008, Crisp also accepted for payment at the Offer Price 2,684,338 Shares that were tendered in connection with the Offer by notices of guaranteed delivery. Pursuant to Shares delivered pursuant to notices of guaranteed delivery in connection with the Offer, Crisp purchased the following number of Shares on the following dates at the Offer Price:

Date	Number of Shares
October 9, 2008	297,176
October 10, 2008	1,044,662
October 13, 2008	356,500
October 14, 2008	164,080
Total:	1,862,418

Upon the completion of the Offer, Crisp had acquired in the aggregate 25,124,846 Shares that had been validly tendered and not withdrawn in connection with the Offer, representing, together with the 1,500 Shares previously owned by Microsoft, 25,126,346 Shares in the aggregate, or approximately 95.3% of the issued and outstanding Shares.

(d) Not applicable.

(e) On October 15, 2008, upon the Effective Time, Crisp and Microsoft each ceased to be the beneficial owner of more than 5% of the Shares. However, as noted above, after the Effective Time, Microsoft owns 100% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “The Merger Agreement” is incorporated herein by reference. The summary of the Merger Agreement contained in the section of the Offer to Purchase entitled “The Merger Agreement” does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, attached as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Materials to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of August 29, 2008, by and among Microsoft Corporation, Crisp Acquisition Corporation and Greenfield Online, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Microsoft Corporation and Crisp Acquisition Corporation with the SEC on September 11, 2008).*

2.	Offer to Purchase, dated as of September 11, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Microsoft Corporation and Crisp Acquisition Corporation with the SEC on September 11, 2008).

3.	Form of Letter of Transmittal, dated as of September 11, 2008 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Microsoft Corporation and Crisp Acquisition Corporation with the SEC on September 11, 2008).

4.	Joint Filing Agreement, dated October 15, 2008, by and among Crisp Acquisition Corporation and Microsoft Corporation, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

*	The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Reporting Persons. Such information can be found elsewhere in this Statement or the Schedule TO and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Merger Agreement may contain representations and warranties by the filing persons and the other parties to the Merger Agreement. The representations and warranties reflect negotiations between the parties to the Merger Agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By:	/s/ Keith R. Dolliver
Keith R. Dolliver
Assistant Secretary

CRISP ACQUISITION CORPORATION

By:	/s/ Keith R. Dolliver
Keith R. Dolliver
President and Treasurer

Date: October 15, 2008

SCHEDULE I

Name, business address and present principal occupation or

employment and citizenship of the directors and executive officers of

CRISP ACQUISITION CORPORATION

Name and Position	Business Address	Present Principal Occupation or Employment and Name and Principal Business Address of Corporation in which Employment is Conducted	Citizenship
Keith R. Dolliver President, Treasurer and Director	One Microsoft Way Redmond, WA 98052-6399	Associate General Counsel, Finance and Operations, and Assistant Secretary Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Benjamin O. Orndorff Vice President, Secretary and Director	One Microsoft Way Redmond, WA 98052-6399	Corporate Attorney – Subsidiary Management Group and Assistant Secretary Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

SCHEDULE II

Name, business address and present principal occupation or

employment and citizenship of the directors and executive officers of

MICROSOFT CORPORATION

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Business Address of Corporation or Other Organization in which Employment is Conducted	Citizenship
Steven A. Ballmer	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chief Executive Officer Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

James I. Cash Jr., Ph.D.	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Emeritus James E. Robison Professor of Business Administration Harvard Business School Boston, MA 02163	United States

Dina Dublon	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Retired JPMorgan Chase Executive c/o Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Brazil and United States

William H. Gates III	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Raymond V. Gilmartin	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Professor of Management Practice Harvard Business School Boston, MA 02163	United States

Reed Hastings	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chairman of the Board and Chief Executive Officer Netflix, Inc. 100 Winchester Circle Los Gatos, CA 95032	United States

David F. Marquardt	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Founding General Partner August Capital 2480 Sand Hill Road, Suite 101 Menlo Park, CA 94025	United States

Charles H. Noski	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Retired Northrop Grumman Corporation Executive c/o Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Dr. Helmut Panke	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Retired BMW Bayerische Motoren Werke AG Executive c/o Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Germany

Jon A. Shirley	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Retired Microsoft Corporation Executive c/o Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Business Address of Corporation in which Employment is Conducted	Citizenship
Steven A. Ballmer	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chief Executive Officer Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Robert J. (Robbie) Bach	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	President, Entertainment and Devices Division Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Lisa E. Brummel	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Senior Vice President, Human Resources Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Stephen A. Elop	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	President, Microsoft Business Division Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Canada

Christopher P. Liddell	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Senior Vice President and Chief Financial Officer Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	New Zealand

Robert L. Muglia	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Senior Vice President, Server and Tools Business Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Craig J. Mundie	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chief Research and Strategy Officer Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Raymond E. Ozzie	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chief Software Architect Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

Bradford L. Smith	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Senior Vice President, General Counsel, and Secretary Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States

B. Kevin Tuner	Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Chief Operating Officer Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	United States